UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

FOUNDATION MEDICINE, INC.

(Name of Subject Company)

ROCHE HOLDINGS, INC.

(Names of Filing Persons – Offeror)

Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

350465100

(Cusip Number of Class of Securities)

Frederick C. Kentz III

Roche Holdings, Inc.

1 DNA Way, MS #24,

South San Francisco, CA 94080

Telephone: (650) 225-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Marc O. Williams, Esq.

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, New York 10017

Telephone: (212) 450-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$780,214,400.00	$90,660.91

*	Estimated solely for purposes of calculating the filing fee. The transaction value was determined by calculating the product of (A) 15,604,288 shares of common stock of Foundation Medicine, Inc. (the maximum number of shares subject to the tender offer), and (B) $50.00.
**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, by multiplying the transaction valuation by 0.0001162.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.	Filing Party:	Not applicable.
Form or Registration No.:	Not applicable	Date Filed:	Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

Items 1 through 9, and Item 11.

This Tender Offer Statement on Schedule TO (the “Schedule TO”) relates to the offer by Roche Holdings, Inc., a Delaware corporation, to purchase up to 15,604,288 outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Foundation Medicine, Inc., a Delaware corporation, at a purchase price of $50.00 per Share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 2, 2015 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(i) and (a)(1)(ii), respectively (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

The information set forth in the Offer to Purchase, including all schedules thereto, is hereby expressly incorporated herein by reference in response to all of the items of this Schedule TO, except as otherwise set forth below.

Item 10. Financial Statements.

Not applicable.

Item 12. Exhibits.

Exhibit No.	Description

(a)(1)(i)*	Offer to Purchase, dated as of February 2, 2015.

(a)(1)(ii)*	Letter of Transmittal (including IRS Form W-9 and associated instructions).

(a)(1)(iii)*	Notice of Guaranteed Delivery.

(a)(1)(iv)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(v)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(vi)*	Summary Advertisement as published in the Wall Street Journal on February 2, 2015.

(a)(5)(i)	Media Release issued by Roche on January 12, 2015 (incorporated by reference to Exhibit 99.1 of the Pre-Commencement Communication on Schedule TO filed by Roche Holdings, Inc. with the Securities and Exchange Commission on January 12, 2015).

(a)(5)(ii)	Key Messages and Q&A dated January 12, 2015 (incorporated by reference to Exhibit 99.2 of the Pre-Commencement Communication on Schedule TO filed by Roche Holdings, Inc. with the Securities and Exchange Commission on January 12, 2015).

(a)(5)(iii)	Presentation used for investor relations conference call dated January 12, 2015 (incorporated by reference to Exhibit 99.3 of the Pre-Commencement Communication on Schedule TO filed by Roche Holdings, Inc. with the Securities and Exchange Commission on January 12, 2015).

(b)	Not applicable.

(c)	Not applicable.

(d)(1)

Transaction Agreement, dated as of January 11, 2015, by and between Foundation Medicine, Inc. and Roche Holdings, Inc. (incorporated by reference to Exhibit 2.1 of the Form 8-K filed by Foundation Medicine, Inc.

with the Securities and Exchange Commission on January 12, 2015).

(d)(2)	Investor Rights Agreement, dated as of January 11, 2015, by and among Foundation Medicine, Inc., Roche Holdings, Inc. and the other stockholders named as a party thereto (incorporated by reference to Exhibit 4.2 of the Form 8-K filed by Foundation Medicine, Inc. with the Securities and Exchange Commission on January 12, 2015).

(d)(3)	Tender and Support Agreement, dated as of January 11, 2015, by and between Roche Holdings, Inc. and Third Rock Ventures, L.P. (incorporated by reference to Exhibit 99.2 of the Schedule 13D filed by Roche Holding Ltd with the Securities and Exchange Commission on January 21, 2015).

(d)(4)	Tender and Support Agreement, dated as of January 11, 2015, by and among Roche Holdings, Inc., Kleiner Perkins Caufield & Byers XIV, LLC and KPCB XIV Founders Fund, LLC (incorporated by reference to Exhibit 99.3 of the Schedule 13D filed by Roche Holding Ltd with the Securities and Exchange Commission on January 21, 2015).

Exhibit No.	Description

(d)(5)	Tender and Support Agreement, dated as of January 11, 2015, by and between Roche Holdings, Inc. and Google Ventures 2011, L.P. (incorporated by reference to Exhibit 99.4 of the Schedule 13D filed by Roche Holding Ltd with the Securities and Exchange Commission on January 21, 2015).

(d)(6)

Tax Sharing Agreement, dated as of January 11, 2015, by and between Roche Holdings, Inc. and Foundation Medicine, Inc. (incorporated by reference to Exhibit 10.1 of the Form 8-K filed by Foundation Medicine, Inc.

with the Securities and Exchange Commission on January 12, 2015).

(d)(7)*	Confidentiality Agreement, dated as of September 4, 2014, between Roche Holdings, Inc. and Foundation Medicine, Inc.

d(8)†	Collaboration Agreement, by and among Foundation Medicine, Inc., F. Hoffman-La Roche Ltd and Hoffman-La Roche Inc., dated January 11, 2015 (incorporated by reference to Exhibit 10.2 of the Form 8-K/A filed by Foundation Medicine, Inc. with the Securities and Exchange Commission on February 2, 2015).

d(9)†	Ex-US Commercialization Agreement, by and between Foundation Medicine, Inc. and F. Hoffmann-La Roche Ltd, dated January 11, 2015 (incorporated by reference to Exhibit 10.3 of the Form 8-K/A filed by Foundation Medicine, Inc. with the Securities and Exchange Commission on February 2, 2015).

d(10)†	US Education Collaboration Agreement, by and between Foundation Medicine, Inc. and Genentech, Inc., dated January 11, 2015 (incorporated by reference to Exhibit 10.4 of the Form 8-K/A filed by Foundation Medicine, Inc. with the Securities and Exchange Commission on February 2, 2015).

d(11)†	Binding Term Sheet for an In Vitro Diagnostics Collaboration by and between Foundation Medicine, Inc. and F. Hoffman-La Roche Ltd, dated January 11, 2015 (incorporated by reference to Exhibit 10.5 of the Form 8-K/A filed by Foundation Medicine, Inc. with the Securities and Exchange Commission on February 2, 2015).

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

*	Filed herewith
†	Confidential treatment has been requested or granted for certain information contained in this exhibit. Such information has been omitted and filed separately with the Securities and Exchange Commission

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 2, 2015

ROCHE HOLDINGS, INC.

By:	/s/ Bruce Resnick
Name: Bruce Resnick
Title: Vice President and Tax Counsel